ATEL SECURITIES CORPORATION

600 Montgomery Street, Ninth Floor

San Francisco, CA 94111

December 22, 2015

BY EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	ATEL 17, LLC
SEC File No. 333-203841

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that effectiveness of the above referenced registration statement on Form S-1 be accelerated to 12:00 noon, Eastern Standard Time, January 5, 2016, or as soon thereafter as practicable.

In this connection, and pursuant to Rule 418(a)(7), we hereby advise you as follows with respect to the distribution of preliminary prospectuses:

(i)	the preliminary prospectuses were dated May 4, 2015, September 28, 2015, and November 12, 2015;

(ii)	the preliminary prospectuses were distributed during the period from approximately May 4, 2015 to the date hereof;

(iii)	the preliminary prospectuses were furnished to approximately 60 broker-dealers as prospective members of the selling group;

(iv)	a total of approximately 60 of each of the preliminary prospectuses were distributed to such broker-dealers;

(v)	except as set forth herein, no other preliminary prospectuses were distributed to any person; and

(vi)	the registered securities will be offered and sold only by means of the final prospectus.

We undertake in connection with the subject offering to comply in all respects with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, and to take all reasonable steps

Securities and Exchange Commission

December 22, 2015

to assure that participating broker-dealers comply therewith, and, further, to take all reasonable steps to assure that no subscriptions are accepted from any person until at least 48 hours after such person has received a copy of the final prospectus. The undersigned will not accept as binding on the purchaser any executed contract for the purchase of the securities covered by the above-referenced registration statement until at least 48 hours after such purchaser has been furnished a copy of the final prospectus.

Very truly yours,

ATEL Securities Corporation

By:    /s/ Dean L. Cash

Dean L. Cash, President